UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4) *

BENIHANA INC.

(Name of Issuer)
Common Stock, par value $.10 per share

(Title of Class of Securities)

082047101

(CUSIP Number)
Randall R. Rainer, Esq.
Wollmuth Maher & Deutsch LLP
500 Fifth Avenue, Suite 1200
New York, New York 10110
212-382-3300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
January 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082047101	Page 2 of 7

Names of Reporting Persons / I.R.S. Identification No. of
Above Person (entities only):

1	TRUST U/A JUNE 8, 1998, BETWEEN ROCKY H. AOKI, AS GRANTOR,
AND KEVIN AOKI, KANA AOKI NOOTENBOOM F/K/A KANA GRACE AOKI,
KYLE AOKI AND KENNETH PODZIBA, AS TRUSTEES.
I.R.S. IDENTIFICATION NUMBER 13-7141606

2	Check the Appropriate Box if a Member of a Group
(See Instructions)
(a) ☒
(b) ☐

SEC Use Only
3

Source of Funds (See Instructions)
4
NOT APPLICABLE

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

Citizenship or Place of Organization
6
New York

Sole voting power
	7	None

Number of Shares Beneficially Owned by Each Reporting Person with		Shared voting power
	8	2,153,502*

Sole dispositive power

	9	Shared dispositive power
None

	10	2,153,502*

Aggregate Amount Beneficially Owned by Each Reporting Person
11
2,153,502*

*	Please see Item 5

Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
12
☐

Percent of Class Represented by Amount in Row (11)
13
38.2%**

**	Based on 5,634,764 shares of Common Stock outstanding as of November 6, 2009 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

Type of Reporting Person (See Instructions)
14
OO

CUSIP No. 082047101	Page 3 of 7

Names of Reporting Persons/I.R.S. Identification No. of
Above Person (entities only)
1	BENIHANA OF TOKYO, INC.
I.R.S. IDENTIFICATION NUMBER 13-1998703

2	Check the Appropriate Box if a Member of a Group
(See Instructions)
(a) ☒
(b) ☐

SEC Use Only
3

Source of Funds (See Instructions)
4
NOT APPLICABLE

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
5
☐

Citizenship or Place of Organization
6
New York

Sole voting power
	7	None

Number of Shares Beneficially Owned by Each Reporting Person with		Shared voting power
	8	2,153,502*

Sole dispositive power
	9	None

Shared dispositive power
	10	2,153,502*

Aggregate Amount Beneficially Owned by Each Reporting Person

11	2,153,502*

*	Please see Item 5

Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
12
☐

Percent of Class Represented by Amount in Row (11)
13
38.2%**

**	Based on 5,634,764 shares of Common Stock outstanding as of November 6, 2009 as set forth in the
Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 24, 2009.

Type of Reporting Person (See Instructions)
14
CO

CUSIP No. 082047101	Page 4 of 7

ITEM 4. PURPOSE OF TRANSACTION.

The information is Item 4 is hereby amended and restated as follows:

The Reporting Persons intend to monitor and evaluate their investment in the Issuer on a continuing basis. The Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), of Item 4 of Schedule 13D, except as stated elsewhere in response to this Item 4.

On January 20, 2010, Benihana Inc. filed a definitive proxy statement relating to a special meeting of stockholders to consider a proposed Agreement and Plan of Merger by and between Benihana Inc. and its wholly-owned subsidiary BHI Mergersub, Inc., pursuant to which such subsidiary with and into Benihana Inc. (the “Merger”). Benihana Inc. will be the surviving corporation in the Merger, the sole purpose of which is to effect an amendment to the Certificate of Incorporation of Benihana Inc. to increase by 12,500,000 the number of shares of Class A common stock which the Company is authorized to issue. In addition, Benihana Inc. filed a registration statement with the Commission on November 24, 2009 relating to an offering of up to $30,000,000 of common stock, Class A common stock, preferred stock and debt securities. The Reporting Persons believe that the Merger will have a very negative impact on the current stockholders of Benihana Inc as the stated purpose of such Merger is to enable the board of Benihana Inc. to conduct an equity offering pursuant to such registration statement at a time when the common stock and Class A common stock are trading near historic lows. Accordingly, the Reporting Persons intend to vote their shares in opposition to the proposed Merger. Furthermore, the Reporting Persons reserve the right to contact Benihana Inc. as well as other large stockholders of Benihana Inc. numbering fewer than ten in the aggregate to discuss their opposition to the proposed Merger and to explore the possibility of Benihana Inc. entering into alternative financing transactions and/or asset sales. THE REPORTING PERSONS ARE NOT SOLICITING PROXIES IN OPPOSITION TO THE PROPOSED MERGER AND STOCKHOLDERS ARE REQUESTED NOT TO SEND THEIR PROXY CARDS TO THE REPORTING PERSONS.

The Reporting Persons may at any time and from time to time, review or reconsider their position with respect to any of the foregoing. The Reporting Persons retain the right to change their investment intent, make further acquisitions of shares of the Issuer’s common stock from one or more sellers in the open market or otherwise and/or dispose of all or a portion of their shares of common stock in the open market or otherwise either as Common Stock or following conversion of such shares into Class A Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information in Item 5 is hereby amended and restated as follows:

(1)(a)

Number of shares beneficially owned by Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Kenneth Podziba, as Trustees (the “Trust”):

2,153,502* (38.2%** of the Common Stock)

(1)(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

CUSIP No. 082047101	Page 5 of 7

None

(ii) Shared power to vote or to direct the vote:

2,153,502*

(iii) Sole power to dispose or to direct the disposition of:

None

(iv) Shared power to dispose or to direct the disposition of:

2,153,502*

(1)(c)	None

(1)(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

*

On July 9, 2008, the trustees of the Trust, which is the sole shareholder of Benihana of Tokyo, Inc. (“BOT”), authorized and directed the distribution of Trust income in the form of an aggregate of 300,000 shares of the Common Stock of the Issuer held by BOT. Such share distribution consisted of 50,000 shares distributed to each of Devon Aoki, Echo Aoki, Kana Grace Aoki Nootenboom, Kevin Aoki, Kyle Aoki and Steven Aoki. After giving effect to such distribution, the Trust would beneficially own and have the shared power to vote and direct the disposition of 1,853,502 shares of common stock. However, since the validity of such distribution is the subject of an on-going legal proceeding, BOT has not been able to register the ownership of such shares in the names of the beneficiaries and, accordingly, the Trust and BOT retain the ability to vote such shares pending a resolution of the legal proceeding.

**	Based on 5,634,764 shares of Common Stock outstanding as of November 6, 2009 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 24, 2009.

(2)(a)	Number of shares beneficially owned by BOT:

2,153,502* (38.2%** of the Common Stock)

(2)(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:

None

(ii) Shared power to vote or to direct the vote:

2,153,502*

(iii) Sole power to dispose or to direct the disposition of:

None

(iv) Shared power to dispose or to direct the disposition of:

2,153,502*

CUSIP No. 082047101	Page 6 of 7

(2)(c)	None

(2)(d)	No person other than the Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

*

On July 9, 2008, the trustees of the Trust, which is the sole shareholder of BOT, authorized and directed the distribution of Trust income in the form of an aggregate of 300,000 shares of the Common Stock of the Issuer held by BOT. Such share distribution consisted of 50,000 shares distributed to each of Devon Aoki, Echo Aoki, Kana Grace Aoki Nootenboom, Kevin Aoki, Kyle Aoki and Steven Aoki. After giving effect to such distribution, the Trust would beneficially own and have the shared power to vote and direct the disposition of 1,853,502 shares of common stock. However, since the validity of such distribution is the subject of an on-going legal proceeding, BOT has not been able to register the ownership of such shares in the names of the beneficiaries and, accordingly, the Trust and BOT retain the ability to vote such shares pending a resolution of the legal proceeding.

**	Based on 5,634,764 shares of Common Stock outstanding as of November 6, 2009 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 24, 2009.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement among (i) Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Kenneth Podziba, as Trustees; and (ii) Benihana of Tokyo, Inc. (Previously filed with Amendment No. 3).

CUSIP No. 082047101	Page 7 of 7

SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2010.

TRUST U/A JUNE 8, 1998 BETWEEN ROCKY H.
AOKI, AS GRANTOR, AND KEVIN AOKI, KANA
AOKI NOOTENBOOM F/K/A KANA GRACE AOKI,
KYLE AOKI AND KENNETH PODZIBA, AS
TRUSTEES

By:	/s/ KENNETH PODZIBA

Name: Kenneth Podziba
Title: Trustee

BENIHANA OF TOKYO, INC.

By:	/s/ KENNETH PODZIBA

Name: Kenneth Podziba
Title: Vice President